Exhibit 12b

Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended		12 Months Ended
	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2006	2005	2004	2003
				- Thousands of Dollars -

Fixed Charges:

Interest on Long-Term Debt	$ 24,337	$ 49,453	$ 50,230	$ 51,422	$ 56,243	$ 69,904	$ 76,585
Other Interest (1)	1,469	3,048	4,538	6,436	2,597	1,263	1,820
Interest on Capital Lease Obligations	28,655	60,867	64,477	72,556	79,064	85,869	84,053
Total Fixed Charges	$ 54,461	$ 113,368	$ 119,245	$130,414	$137,904	$157,036	$162,458

Net (Loss) Income	(3,098)	37,267	53,456	66,745	48,267	46,127	128,913

Less:
Cumulative Effect of Accounting Change -
Net of Tax	-	-	-	-	(626)	-	67,471
Net Income/(Loss) from Continuing Operations	(3,098)	37,267	53,456	66,745	48,893	46,127	61,442

Add (Deduct):
(Income) Losses from Equity Investees (2)	0	0	-	(320)	(314)	(131)	(76)
Income Taxes	(530)	25,577	35,542	42,478	33,907	34,815	21,090
Total Fixed Charges	54,461	113,368	119,245	130,414	137,904	157,036	162,458

Total Earnings before Taxes
and Fixed Charges	$ 50,833	$ 176,212	$ 208,243	$239,317	$220,390	$237,847	$244,914

Ratio of Earnings to Fixed Charges	0.933	1.554	1.746	1.835	1.598	1.515	1.508

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(2) Truepricing and Inncom (Income) Losses.